UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

PEMEX’s Consolidated Results for the First Nine Months of 2006 and 2005

The following discussion of the recent results of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (the “Subsidiary Entities”) and the subsidiary companies which are incorporated into the consolidated financial statements (the “Subsidiary Companies,” and, together with the Subsidiary Entities and Petróleos Mexicanos, “PEMEX”) should be read in conjunction with PEMEX’s Form 20-F for the fiscal year ended December 31, 2005, as amended (the “2005 20-F”), and with the tables contained at the end of this report. The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of September 30, 2006. As a result of Mexican inflation during the first nine months of 2006, the purchasing power of one peso as of December 31, 2005 is equivalent to the purchasing power of 1.038681 pesos as of September 30, 2006. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in the 2005 20-F, because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2005 20-F is presented in constant pesos as of December 31, 2005.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entity and Subsidiary Companies—First Nine Months of 2006 Compared to First Nine Months of 2005

The interim financial information set forth below has been derived from the unaudited summary consolidated financial statements of PEMEX for the nine-month periods ended September 30, 2005 and 2006. The interim financial information was prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”).

	Nine months ended September 30,
	2005(1)		2006(1) (2)
	(millions of constant pesos as of September 30, 2006 or U.S. dollars)
Net sales
Domestic(3)	Ps.	376,549	Ps.	406,409	U.S.$	36,968
Export		311,415		400,960		36,472

Total		687,964		807,369		73,441

Other revenues (net)		14,218		59,830		5,442

Total revenues(3)		702,182		867,199		78,882
Costs and operating expenses		276,634		343,944		31,286
Comprehensive financing cost(4)		7,426		19,826		1,803

Income before taxes and duties		418,121		503,429		45,793
Taxes and duties
Hydrocarbon extraction duties and other		410,842		454,901		41,379
Special Tax on Production and Services (IEPS tax)		18,416		—		—

Total	Ps.	429,258		454,901		41,379

Cumulative effect of adoption of new accounting standards		(1,804)		—		—

Net income (loss) for the period	Ps.	(12,998)	Ps.	48,528	U.S.$	4,414

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9935= U.S. $1.00 at September 30, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the IEPS tax, which is described in “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes” in the 2005 Form 20-F, as part of (a) in 2005, the sales price of products sold and (b) in 2006, when the IEPS tax rate was negative, Other Revenues, net.
(4)	Includes exchange rate gains in the amount of Ps. 16,674 million in the first nine months of 2005 and exchange rate losses in the amount of Ps. 5,250 million in the first nine months of 2006.

Source: Petróleos Mexicanos.

Sales

During the first nine months of 2006, total sales, which did not include the IEPS tax due to the negative IEPS tax rate during the period, were Ps. 807.4 billion, representing an increase of 20.6% from total sales in the first nine months of 2005, net of the IEPS tax, of Ps. 669.5 billion. The increase in total sales resulted primarily from a 13.5% increase in domestic sales, net of the IEPS tax, from the first nine months of 2005 (which is described below under “—Domestic Sales”) and a 28.8% increase in export sales from the first nine months of 2005 (which is described below under “—Export Sales”).

Domestic Sales

In the first nine months of 2006, domestic sales did not include the IEPS tax, due to the negative IEPS tax rate during the period. Domestic sales increased by 13.5% in the first nine months of 2006, from Ps. 358.1 billion in the first nine months of 2005 to Ps. 406.4 billion in the first nine months of 2006, due to a 16.7% increase in sales of refined products and a 2.0% increase in petrochemical sales. Domestic sales of petroleum products other than natural gas increased by 16.7% in the first nine months of 2006, from Ps. 283.0 billion in the first nine months of 2005 to Ps. 330.3 billion in the first nine months of 2006, primarily due to an increase in sales prices for gasoline and diesel, as well as an increase in sales volumes. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 2.0%, from Ps. 16.3 billion in the first nine months of 2005 to Ps. 16.6 billion in the first nine months of 2006, due to an increase in domestic prices. Sales of natural gas increased by 1.2% in the first nine months of 2006, from Ps. 58.8 billion in the first nine months of 2005 to Ps. 59.5 billion in the first nine months of 2006 due to an increase in the volume of sales.

Export Sales

In the first nine months of 2006, total consolidated export sales increased by 28.8%, from Ps. 311.4 billion in the first nine months of 2005 to Ps. 401.0 billion in the first nine months of 2006. Excluding the trading activities of PMI Comercio Internacional, S.A. de C.V. (“PMI”), PMI Trading Ltd. and their affiliates (together with PMI, the “PMI Group”), export sales by the Subsidiary Entities to the PMI Group and third parties increased by 28.9%, from Ps. 261.6 billion in the first nine months of 2005 to Ps. 337.2 billion in the first nine months of 2006. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 33.2% in the first nine months of 2006, from U.S. $22.9 billion in the first nine months of 2005 to U.S. $30.5 billion in the first nine months of 2006. This increase was the result of a 31.0% increase in crude oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 63.7 billion in the first nine months of 2006, as compared to Ps. 49.8 billion in the first nine months of 2005, due to an increase in prices.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.8% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2006, as compared to 89.5% in the first nine months of 2005. These crude oil sales increased in peso terms by 29.3% in the first nine months of 2006, from Ps. 234.3 billion in the first nine months of 2005 to Ps. 303.0 billion in the first nine months of 2006, and increased in dollar terms by 33.7% in the first nine months of 2006, from U.S. $20.5 billion in the first nine months of 2005 to U.S. $27.4 billion in the first nine months of 2006. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in the first nine months of 2006 was U.S. $54.70, 31.0% higher than the weighted average price of U.S. $41.77 per barrel in the first nine months of 2005.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, represented 9.4% of export sales (excluding the trading activities of the PMI Group) both in the first nine months of 2005 and in the first nine months of 2006. Export sales of petroleum products, including natural gas liquids, increased by 27.3%, from Ps. 24.6 billion in the first nine months of 2005 to Ps. 31.8 billion in the first nine months of 2006, primarily due to an increase in the volume of sales and export prices of PEMEX’s principal petroleum products, such as gasoline, diesel and jet fuel. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 27.3%, from U.S. $2.2 billion in the first nine months of 2005 to U.S. $2.8 billion in the first nine months of 2006.

Petrochemical products accounted for the remainder of export sales in the first nine months of 2005 and 2006. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 17.2%, from Ps. 2.9 billion in the first nine months of 2005 to Ps. 2.4 billion in the first nine months of 2006. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 11.1% in the first nine months of 2006, from U.S. $240.6 million in the first nine months of 2005 to U.S. $213.9 million in the first nine months of 2006, primarily due to a decrease in the volume and export price of ethylene and benzene.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 45.6 billion, from a net revenue of Ps. 14.2 billion in the first nine months of 2005 to a net revenue of Ps. 59.8 billion in the first nine months of 2006, primarily as a result of the Ps. 50.2 billion in income generated by the negative IEPS tax rate and recorded in Other Revenues in accordance with the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2006 (Federal Annual Revenue Law for the Fiscal Year of 2006), which was partially offset by a decrease in the value of the Repsol shares held by RepCon Lux S.A.

As a result of a new fiscal regime, effective as of January 1, 2006, PEMEX is permitted to be reimbursed for the amounts resulting from the application of the negative IEPS tax rate. For a description of the new fiscal regime, see “Item 4—Information on the Company—Taxes and Duties” in the Form 20-F.

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 24.3%, from Ps. 276.6 billion in the first nine months of 2005 to Ps. 343.9 billion in the first nine months of 2006. This increase was due to an increase in purchases of imported products, mainly gasoline, diesel and liquefied gas, an increase in costs associated with the labor reserve for pension obligations and an increase in the value of crude oil and petroleum product inventories, which was partially offset by a decrease in operational maintenance expenses and other operational expenses.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of PEMEX’s indebtedness (80.7% at September 30, 2006) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher peso-denominated interest expense.

In the first nine months of 2006, losses associated with comprehensive financing cost increased by Ps. 12.4 billion, from a loss of Ps. 7.4 billion in the first nine months of 2005 to a loss of Ps. 19.8 billion in the first nine months of 2006, primarily as a result of the following:

•	The depreciation of the peso against the U.S. dollar in the first nine months of 2006 in comparison to an appreciation of the peso in the same period of 2005 resulted in a Ps. 21.9 billion increase in net foreign exchange losses, from a net gain of Ps. 16.7 billion in the first nine months of 2005 to a net loss of Ps. 5.2 billion in the first nine months of 2006.

•	In the first nine months of 2005 and 2006, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain in monetary position. The net gain in monetary position, which amounted to Ps. 7.3 billion in the first nine months of 2006, was Ps. 1.2 billion, or 19.7%, greater than the net gain in monetary position in the first nine months of 2005 of Ps. 6.1 billion, due to an increase in the inflation rate (from 1.6881% in the first nine months of 2005 to 2.2149% in the first nine months of 2006).

•	Net interest expense decreased by Ps. 7.8 billion in the first nine months of 2006, primarily as a result of the reclassification of the gain or loss on certain embedded derivatives.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 6.0%, from Ps. 429.3 billion in the first nine months of 2005 to Ps. 454.9 billion in the first nine months of 2006, largely due to an increase in total sales. Taxes and duties represented 56.3% of total sales in the first nine months of 2006, as compared to 62.4% in the first nine months of 2005.

Cumulative Effect of Adoption of New Accounting Standard

In January 2005, PEMEX adopted Bulletin C-10, “Financial Instruments and Hedging Operations,” which we refer to as Bulletin C-10, which resulted in the recognition of an initial cumulative loss of Ps. 452.5 million for the first nine months of 2005.

In addition, in January 2005, PEMEX adopted amendments to Bulletin D-3, “Labor Obligations,” which resulted in a Ps. 1,351.8 million initial charge to income upon adoption.

Since June 1, 2004, the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (the Mexican Research Board and Development of Financial Reporting Standards or “CINIF”) has assumed responsibility for the oversight of the accounting rules in México. As part of this responsibility and after a review and comment process during 2004 and 2005, the CINIF issued several Normas de Información Financiera (Financial Reporting Standards or “NIF”), which became effective on January 1, 2006.

One of the primary objectives of the NIF is to harmonize local reporting standards and convert them to conform to Normas Internacionales de Información Financiera (International Financial Reporting Standards or “NIIF”).

Neither the NIFs nor the NIIFs had any impact on the preparation of our financial statements.

There were no other new accounting standards adopted during the period from June 30, 2006 to September 30, 2006.

Income/(Loss)

In the first nine months of 2006, PEMEX reported net income of Ps. 48.5 billion on Ps. 867.2 billion in total revenues net of the IEPS tax, as compared with a net loss of Ps. 13.0 billion on Ps. 683.8 billion in total revenues net of the IEPS tax in the first nine months of 2005. The Ps. 61.5 billion decrease in loss from the first nine months of 2005 to the first nine months of 2006 resulted primarily from an increase in both export and domestic sales due to higher crude oil and product prices and a Ps. 45.6 billion increase in other revenues due to the income generated by the negative IEPS tax rate.

Exploration and Production

Financed Public Works Contracts

On August 10, 2006, Pemex-Exploration and Production launched a new round of Financed Public Works Contract (FPWC) bidding, corresponding to works and services necessary for non-associated natural gas production in the Nejo, Monclova and Euro blocks in the Burgos basin. For this round, bidders must submit their proposals during January 2007, with the awarding of contracts scheduled for the first quarter of 2007.

International Trading

Mesoamerican Energy Integration Program

The Programa de Integración Energética Mesoamericana (Mesoamerican Energy Integration Program), a project organized by the governments of Belize, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Honduras, Mexico, Nicaragua and Panama and designed to create a regional market of oil, natural gas and electricity, is planning, among other things, to construct a new heavy crude oil refinery in Central America. On September 21, 2006, the Board of Directors of Pemex-Exploration and Production authorized a modification to the crude oil purchase agreement between Pemex-Exploration and Production and PMI, in order to permit PMI to enter into an evergreen contract of up to 230 thousand barrels per day of Maya crude oil with this new refinery. The availability of crude oil to meet the demand at the new refinery will be subject to the success of future exploration and development projects.

Liquidity and Capital Resources

Recent Financing Activities

During the period from June 1 to September 30, 2006, Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $8.9 million. During the same period, the Master Trust obtained U.S. $132.6 million in project financings from financial institutions.

In addition, we participated in the following financing activities:

•	On June 7 and on June 22, 2006, Petróleos Mexicanos reutilized U.S. $250.0 million and U.S. $1.0 billion, respectively, from its syndicated revolving facility of U.S. $1,250,000,000 entered into on July 15, 2005; each reutilization was made in two tranches. The U.S. $1.0 billion borrowed on June 22, 2006 was repaid on July 24, 2006.

•	On June 7, 2006, Petróleos Mexicanos borrowed the full amount of its U.S. $1.25 billion new syndicated revolving facility, entered into with a group of international financial institutions on May 3, 2006; under this agreement, borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos.

•	On June 16, 2006, Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its certificados bursátiles (publicly-traded notes) guaranteed by Petróleos Mexicanos in the Mexican domestic market.

•	On September 22, 2006, the Pemex Project Funding Master Trust utilized U.S. $1.0 billion from its syndicated revolving facility of U.S. $1,250,000,000 entered into on July 15, 2005. As of September 30, 2006, the remainder of this facility, for an amount of U.S. $250.0 million, is being used by Petróleos Mexicanos.

Interim operating statistics and unaudited condensed consolidated financial information

The following pages contain interim operating statistics and unaudited condensed consolidated financial information. The interim condensed financial information included herein has been prepared on the basis of the information published in Mexico and filed with the Mexican Stock Exchange. Certain reclassifications have been made herein to such information in order to make it consistent with the discussion and financial information included above under “—Results of Operations of PEMEX for the First Nine Months of 2006 Compared to the First Nine Months of 2005.”

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Operating statistics

	As of September 30,
	2005	2006	Change
Production
Liquid hydrocarbons (tbpd)	3,781	3,753	(1)%
Crude oil	3,342	3,307	(1)%
Natural gas liquids (includes condensates)	438	446	2%
Natural gas (mmcfpd)	4,781	5,286	10.6%
Refined products (tbpd)(1)	1,565	1,552	(1)%
Petrochemicals (mtpy)	7,959	8,211	3%

Domestic sales
Natural gas (mmcfpd)	2,675	2,969	11%
Refined products (tbpd)	1,764	1,761	0%
Gasoline	662	710	7%
Other(2)	1,102	1,051	(4.6)%
Petrochemicals (mtpy)	2,828	2,814	0%

Foreign trade(3)
Export volumes
Crude oil (tbpd)	1,793	1,837	2.5%
Heavy	1,525	1,534	0.6%
Light	50	69	38.0%
Extra-light	218	233	6.9%
Average realized price of crude oil exports (US$/b)	41.76	54.90	31.0%
Refined products (tbpd)(4)	184	188	2%
Petrochemicals (mtpy)	676	638	(6)%
Import volumes(5)
Natural gas (mmcfpd)	547	487	(11)%
Refined products (tbpd)(6)	372	422	14%
Petrochemicals (mtpy)	239	328	37%

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Includes 249 tbpd and 247 tbpd of liquefied petroleum gas as of September 30, 2005 and 2006, respectively.
(2)	Includes 308 tbpd and 300 tbpd of liquefied petroleum gas as of September 30, 2005 and 2006, respectively.
(3)	Source: PMI except natural gas imports. Does not consider third party operations of PMI.
(4)	Includes 2.3 and 2.7 tbpd of liquefied petroleum gas as of September 30, 2005 and 2006, respectively.
(5)	Excludes the volume of imported products under processing agreements.
(6)	Includes 62.9 and 64.7 tbpd of liquefied petroleum gas as of September 30, 2005 and 2006, respectively.

Table A-2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Unaudited consolidated balance sheets

(millions of constant pesos as of September 30, 2006 or U.S. dollars)

	As of September 30,
	2005	2006	2006	Change
	(Ps. mm)		(US$mm) (1)
Current assets	320,038	344,442	31,331	7.1%
Cash & cash equivalents	116,089	106,905	9,724	(7.9)%
Accounts receivable	138,787	169,792	15,445	22.3%
Inventories	54,652	65,331	5,943	19.5%
Financial Instruments	10,511	2,414	220	(77.0)

Properties and equipment, net	649,852	682,330	62,067	5.0%
Other assets	115,461	112,425	10,227	(2.6)%

Total assets	1,085,351	1,139,198	103,625	5.0%

Short-term liabilities	188,003	155,257	14,123	(17.4)%
Short-term debt(2)	23,076	78,067	7,101	238.3%
Others(3)	164,927	77,190	7,021	(53.2)%

Long-term liabilities	893,435	970,530	88,282	8.6%
Long-term debt(4)	514,777	516,590	46,990	0.4%
Reserve for retirement payments, pensions and seniority premiums	357,272	421,839	38,372	18.1%
Other non-current liabilities(5)	21,386	32,102	2,920	50.1%

Total liabilities	1,081,438	1,125,787	102,405	4.1%

Total equity	3,912	13,411	1,220	242.8%

Total liabilities & equity	1,085,351	1,139,197	103,625	5.0%

*	Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2006.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9935 per U.S. dollar at September 30, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors. As of September 30, 2005, these debts amounted to Ps. 23,076 million; as of September 30, 2006, these figures were Ps. 76,444 million and Ps. 1,623 million, respectively.
(3)	Includes accounts payable to suppliers, accounts payable and accrued expenses, taxes payable and an account payable pending of capitalization. As of September 30, 2005 these figures were Ps. 25,825 million, Ps. 28,303 million, Ps. 80,219 million and Ps. 30,580 million, respectively; as of September 30, 2006, these figures were Ps. 20,629 million, Ps. 28,290 million, Ps. 17,080 million and Ps. 11,191 million, respectively.
(4)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors.
(5)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

Table A-3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Unaudited consolidated income statement

(millions of constant pesos as of September 30, 2006 or U.S. dollars)

	Nine months ended September 30,
	2005	2006	2006	Change
	(Ps. mm)		(US$mm) (1)
Total sales	687,964	807,369	73,441	17.4%
Domestic sales(2)	376,549	406,409	36,968	7.9%
Exports	311,415	400,960	36,472	28.8%

Other revenues, net(3)	14,218	59,830	5,442	320.8%

Total revenues(2)	702,182	867,199	78,882	23.5%

Costs and expenses(4)	276,634	343,944	31,286	24.3%
Cost of sales	224,104	291,378	26,505	30.0%
Transportation and distribution expenses	15,521	16,696	1,519	7.6%
Administrative expenses	37,009	35,870	3,263	(3.1)%

Comprehensive financing cost(5)	7,426	19,827	1,803	167.0%

Income before taxes and duties	418,121	503,429	45,793	20.4%

Taxes and duties	429,258	454,901	41,379	6.0%
Hydrocarbon extraction duties and other	410,842	454,901	41,379	10.7%
Special Tax on Production and Services (IEPS)	18,416	—	—	—

Cumulative effect of adoption of new accounting standard	(1,861)	—	—	—

Net income (loss)	(12,998)	48,528	4,414	—

*	Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2006.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9935 per U.S. dollar at September 30, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes the Special Tax on Production and Services (IEPS) in 2005. For the first nine months of 2005, this figure was Ps. 18,416 million.
(3)	The income generated by the negative IEPS tax rate is recorded in Other Revenues in accordance with the Federal Annual Revenue Law for the Fiscal Year of 2006.
(4)	Includes the cost of the reserve for retirement payments, pensions and indemnities. For the first nine months of 2005, this figure was Ps. 43,609 million and for the first nine months of 2006, it was Ps. 50,389 million.
(5)	Includes net interest, foreign exchange loss (or gain) and the monetary loss or (gain). As of September 30, 2005, these figures were Ps. 30,181 million, Ps. (16,674) million and Ps. (6,081) million, respectively; as of September 30, 2006, these figures were Ps. 21,888 million, Ps. 5,250 million and Ps. (7,312) million, respectively.

Note: Numbers may not total due to rounding.

Table A-4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity (unaudited)

(millions of constant pesos as of September 30, 2006 or U.S. dollars)

	As of September 30,
	2005	2006	2006	Change
	(Ps. mm)		(US$mm) (1)
Total equity	3,912	13,411	1,220	243%
Certificates of contribution “A”	91,794	91,795	8,350	—%
Increase contribution	36,872	81,306	7,396	121%
Labor Reserve effect	(7,368)	(36,529)	(3,323)	396%
Comprehensive income	(10,399)	(1,721)	(157)	(83%)
Restatement of equity	137,852	157,858	14,359	15%
Accumulated losses	(244,840)	(279,298)	(25,406)	14%
From prior years	(231,842)	(327,826)	(29,820)	41%
Net income (loss) for the period	(12,998)	48,528	4,414	473%

*	Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2006.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9935 per U.S. dollar at September 30, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Table A-5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Unaudited consolidated statements of changes in financial position

(millions of constant pesos as of September 30, 2006 or U.S. dollars)

	Nine months ending September 30,
	2005	2006	2006	Change
	(Ps. mm)		(US$mm) (1)
Operating activities
Net income (loss)	(12,998)	48,528	4,414	473%
Charges to operations not requiring the use of funds:
Depreciation and amortization	38,406	45,653	4,153	19%
Cost of the reserve for retirement payments, pensions and indemnities	43,609	50,389	4,584	15%
Changes in working capital:
Accounts, notes receivable and other	(9,296)	(49,300)	(4,484)	(430)%
Inventories	(16,878)	(3,300)	(300)	78%
Intangible asset derived from actuarial computation of labor obligations and other assets	5,111	1,418	129	(72)%
Suppliers	(2,285)	(3,366)	(305)	(50)%
Accounts payable and accrued expenses	4,136	10,017	911	142%
Taxes payable	33,602	(54,454)	(4,953)	(262)%
Financial Instruments	9,671	(2,186)	(199)	(123)%
Reserve for retirement payments, pensions and seniority premiums	(8,759)	(21,177)	(1,926)	(142)%
Sundry credits and others	(6,044)	5,812	529	196%

Funds provided (used) by operating activities	78,274	28,044	2,559	(64.2)%

Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,790)	(15,520)	(1,412)	44
Equity Contributions	2,399	1,241	113	48
Other equity movements – net	482	—	—	—
Notes payable to contractors – net	(14,113)	—	—	—
Documented debt – net	71,413	45,060	4,099	37
Sale of future accounts receivable – net	(38,985)	—	—	—

Funds provided (used) by financing activities	10,697	30,781	2,800	187.8%

Investing activities
Increase in fixed assets – net	(60,265)	(70,501)	(6,413)	17%
Investment in shares	(2,260)	(4,921)	(448)	118

Funds provided (used) by investing activities	(62,525)	(75,422)	(6,861)	21%

Net increase in cash and cash equivalents	26,446	(16,598)	(1,510)	(163)%
Cash and cash equivalents at the beginning of the year	89,643	123,503	11,234	38%
Cash and cash equivalents at the end of the year	116,089	100,905	9,724	8%

*	Unaudited consolidated financial statements prepared in accordance with Mexican GAAP issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2006.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9935 per U.S. dollar at September 30, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment (Unaudited)

(millions of constant pesos as of September 30, 2006)

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Inersegment Eliminations	Total
Nine months ending September 30, 2006
Total sales	660,465	325,047	161,385	21,938	516,625	(878,091)	807,369
External clients	—	241,447	99,776	15,187	400,959	—	807,369
Intersegment	660,465	33,600	61,609	6,751	115,666	(878,091)	—
Net income (loss)	60,728	(20,332)	6,862	(12,613)	55,838	(41,955)	48,528

As of September 30, 2006
Assets	951,795	377,392	120,468	71,316	1,769,745	(2,151,518)	1,139,198

Nine months ending September 30, 2005
Total sales	528,512	293,331	156,292	21,674	411,538	(723,383)	687,964
External clients	—	265,752	98,746	15,019	308,447	—	687,964
Intersegments	528,512	27,579	57,546	6,655	103,091	(723,383)	—

Net income (loss)	3,847	(21,654)	8,789	(8,642)	3,268	1,394	(12,998)

As of September 30, 2005
Total assets	772,150	313,469	116,083	51,386	1,424,724	(1,592,460)	1,085,351

*	Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2006.
(1)	External clients sales of Refining are net of IEPS Tax.

Note: Numbers may not total due to rounding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: November 1, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.